Exhibit 99.(a)(5)(B)

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

CASE TYPE: Securities

L.A. Murphy, On Behalf of Herself and All
Others Similarly Situated,	Court File No.

Plaintiff,

vs.
MGI PHARMA, INC., LEON O. MOLDER, JR., HUGH E. MILLER, DAVID B. SHARROCK, EDWARD W. MEHRER, ARTHUR L. WEAVER, ANDREW J. FERRARA, WANETA C. TUTTLE, JAMES O. ARMITAGE, and DEAN J. MITCHEL,	SUMMONS

Defendants.

TO:         STATE OF MINNESOTA to the above-named Defendants MGI PHARMA, INC., LEON O. MOULDER, JR., HUGH E. MILLER, DAVID B. SHARROCK, EDWARD W. MEHRER, ARTHUR L. WEAVER, ANDREW J. FERRARA, WANETA C. TUTTLE, JAMES O. ARMITAGE, and DEAN J. MITCHEL.

You are hereby summoned and required to serve upon Plaintiff’s attorneys an answer to the Complaint which is herewith served upon you within 20 days after service of this Summons upon you, exclusive of the day of service. If you fail to do so judgment by default will be talcen against you for the relief demanded in the Complaint.

You are further notified that this case may be subject to Alternative Dispute Resolution  pursuant to Minn. Stat. § 543.22 and Rule 114.01 of the General Rules of Practice for the District Courts.

Dated: December 14, 2007	LOCKRIDGE GRINDAL NAUEN P.L.L.P.

	By:	/s/ KAREN H. RIEBEL
Karen H. Riebel (#219770)
Rachael J. Christiansen (#0344199)
100 Washington Avenue. S., Suite 2200
Minneapolis, Minnesota 55401
Tel: (612) 339-6900
Fax: (612) 339-0981

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Gregory M. Nespole
270 Madison Avenue
New York, NY 10016
Telephone: 212/545-4600 Facsimile: 212/545-4653

2

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

CASE TYPE: Securities

L.A. Murphy, On Behalf of Herself and All
Others Similarly Situated,	Court File No.

Plaintiff,
CLASS ACTION
vs.
MGI PHARMA, INC., LEON O. MOLDER, JR., HUGH E. MILLER, DAVID B. SHARROCK, EDWARD W. MEHRER, ARTHUR L. WEAVER, ANDREW J. FERRARA, WANETA C. TUTTLE, JAMES O. ARMITAGE, and DEAN J. MITCHEL,	COMPLAINT FOR BREACH OF FIDUCIARY DUTY Jury Trial Demanded

Defendants.

Plaintiff, by his attorneys, alleges as follows:

SUMMARY OF THE ACTION

1.             This is a stockholder class action on behalf of the holders of MGI Pharma, Inc. (“MGI” or the “Company”) common stock against MGI and certain of its officers and/or directors arising out of defendants’ efforts to sell MGI via an unfair process and for grossly inadequate consideration to Eisai Co., Ltd. (“Eisai”). In pursuing the unlawful plan to sell MGI via a rushed process, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing.

2.             MGI stockholders have weathered several years of a lagging stock price while the Company invested in new drugs and other projects. The Company is now primed to take advantage of its capital investments and poised to enjoy a period of impressive growth driven by a stable of new drugs, recent acquisitions, and in-licensure of several late stage compounds.

3.             Stockholders, however, will not benefit from either the increased revenues derived from these new drugs coming online or the previously approved drugs achieving sales maturity. Just as MGI was poised from financial success, on December 10, 2007, Eisai and MGI jointly announced that they entered into a definitive merger agreement under which Eisai would acquire all of the outstanding shares of MGI for $41.00 per share in an all cash transaction, for a total consideration of approximately $3.9 billion (the “Proposed Acquisition”).

4.             The Proposed Acquisition was unanimously approved by the MGI Board of Directors and will be effectuated by means of a tender offer followed by a cash merger.

5.             As detailed below, the Proposed Acquisition is the product of a rushed process designed to ensure the sale of MGI to Eisai and to allow MGI management to retain its positions with the Company while still receiving lucrative change of control benefits. The timing of the Proposed Acquisition was opportunistic as it was designed to come on the eve of what many analysts predict will be an extremely lucrative period for the Company.

6.             Plaintiff seeks to enjoin the Proposed Acquisition or pursue claims for damages in the event the Proposed Transaction is consummated.

JURISDICTION AND VENUE

7.             This Court has jurisdiction over MGI because it is incorporated in Minnesota and its principal place of business is 5775 West Old Shakopee Road Suite 100, Bloomington, MN 55437. Likewise, certain of the individual defendants are citizens of Minnesota. This action is not removable.

8.             Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

9.             Plaintiff is, and at all times relevant hereto was, an MGI shareholder.

10.           Defendant MGI is a Minnesota company with its principal place of business in Bloomington, MN.

11.           MGI engages in the discovery, acquisition, development, and commercialization of proprietary pharmaceutical products in the areas of oncology and acute care in the United States.

12.           The Company’s impressive line of products include the Aloxi injection for the prevention of chemotherapy-induced nausea and vomiting (CINV); Dacogen for Injection, for the treatment of patients with myelodysplastic syndrome; Gliadel Wafer for the treatment of malignant glioma and recurrent glioblastoma multiforme; Salagen Tablets, a treatment for the symptoms of xerostomia induced by radiation therapy in head and neck cancer patients; and Hexalen capsules for the treatment of ovarian cancer.

13.           The Company’s products in various phases of clinical trials comprise Aquavan Injection for sedation of patients undergoing diagnostic or surgical procedures; Aloxi Injection for the prevention of post operative nausea and vomiting; Aloxi Oral Capsule Formulation for the prevention of CINV; Saforis Powder for oral suspension; Amolimogene bepiplasmid to enhance the natural immune response of a patient infected with human papillomavirus; ZYC300, an encapsulated plasmid; Irofulven for chemotherapy treatment of cancer; PARP inhibitor compounds; and glutamate carboxypeptidase II for the prevention and treatment of chemotherapy-induced neuropathy.

14.           MGI markets its products through its direct sales force in the United States and through alliances with other pharmaceutical or biotechnology companies internationally. The

Company was founded in 1979 as Molecular Genetics, Inc. and changed its name to MGI PHARMA, Inc. in 1990

15.           Defendant Leon O Moulder, Jr. is MGI’s President, Chief Executive Officer and a member of the Board of Directors.

16.           Defendants Hugh E. Miller, David B. Sharrock, Edward W. Mehrer, Arthur L. Weaver, Andrew J. Ferrara, Waneta C. Tuttle, James O. Armitage, and Dean J. Mitchel are directors of the Company.

17.           The defendants named above are sometimes collectively referred to herein as the “Individual Defendants.”

18.           Eisai, a research-based human health care company that focuses on neurology, gastrointestinal disorders, oncology and critical care and is located in Japan. Eisai is not a named defendant in this action.

DEFENDANTS’ FIDUCIARY DUTIES

19.           In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium.

20.           To diligently comply with these duties, the directors may not take any action that: adversely affects the value provided to the corporation’s shareholders; will discourage or inhibit alternative offers to purchase control of the corporation or its assets; contractually prohibits them from complying with their fiduciary duties; will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

21.           In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of MGI, are obligated to refrain from: participating in any transaction where the directors’ or officers’ loyalties are divided; participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or unjustly enriching themselves at the expense or to the detriment of the public shareholders.

22.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of MGI, including their duties of loyalty, good faith, candor, due care and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their MGI common stock in the Proposed Acquisition.

23.           Because the Individual Defendants have breached their duties of due care, loyalty and good faith in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

24.           Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23.01 of the Minnesota Rules of Civil Procedure on behalf of all holders of MGI stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.

25.           This action is properly maintainable as a class action.

26.           The Class is so numerous that joinder of all members is impracticable. According to MGI’s SEC filings, there are approximately 15 million shares of MGI common stock outstanding.

27.           There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following: whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition; whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition; whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition; whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of MGI; whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, candor and fair dealing; whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; whether the Proposed Acquisition compensation payable to plaintiff and the Class is unfair and inadequate; and

whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

28.           Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

29.           Plaintiff is an adequate representative of the Class, retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

30.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

31.           On November 29, 2007, the Company announced that its board of directors authorized management to evaluate possible strategic alternatives. To assist in this process, the Company retained Lehman Brothers. The statement also related that “[t]here can be no assurance that a strategic transaction will be pursued or consummated, and the company indicated that its strategy is yielding strong operating and financial performance.”

32.           Despite representations that Lehman was retained to explore alternatives, which presumably included evaluating the possible sale of the Company, within only eleven days, the

Company announced that it would sell itself to Eisai absent any indication that an auction process was undertaken or that strategic as well as financial buyers were canvassed.

33.           In addition to the inadequate process associated with Lehman’s purported review or alternative, the Proposed Transaction’s consideration is insufficient when considered against the Company’s ripening assets and strong prospects. Moreover, the consideration is inadequate given that the Company’s two lead drugs and lead pipeline candidate are unpartnered (MGI has not partnered to distribute these drugs with third parties) in the United States.

34.           Further, MGI’s top drug, Aloxi, competes with genericized drugs in the market to treat chemotherapy-related side effects. It also has Dacogen, which the FDA approved in 2006 to treat patients with myelodysplastic syndromes—a failure of blood cells to develop correctly. Given this, the Company is an extremely well-positioned pharmaceutical company.

35.           For example, on October 17, 2007, the Company issued third quarter 2006 results that were a substantial improvement over the second quarter and that predicted a strong fourth quarter and year end. Numerous news sources and analysts commented favorably on the results. For example, Motley Fool published a report that lauded the Company’s prospects and how it had quietly appreciated nearly 66% in 2007 on the strength of a strong product base:

Overall revenue rose 16% in the quarter because of the continued growth of Dacogen, which treats myelodysplastic syndromes. Thanks to good expenditure control, operating margins gained more than 700 basis points year over year to 10%. As a result, GAAP diluted earnings per share came in at $0.13 for the quarter, compared with just $0.02 last year.

36.           The article discussed how the Company’s leading drug, Aloxi, rebounded strongly after it weathered competition from a generic:

MGI is best known for its oncology-related focus. In Q3, sales of Aloxi, a drug that combats chemotherapy-induced nausea, rose 37% versus last quarter. That performance continued a rebound from the sales drop Aloxi took earlier this year, after generic versions of GlaxoSmithKline’s (NYSE: GSK) Zofran hit the market.

37.           The Company’s bright future is also driven by sales of Dacogen:

Based on its forecasts, MGI is expecting at least $109 million in product sales next quarter for Aloxi, Dacogen, and a minor chemotherapy drug. If gross margins improve slightly to 68% and expenses excluding options hit the midpoint of guidance, then MGI should have another $12 million in operating Q4. Depending on how Dacogen sales go around the holidays, management is suggesting, the upside might even be a little bit better than that.

38.           Moreover, new products coming online in 2008 were also considered to be excellent revenue catalysts:

Now that MGI’s top line is finally growing again, 2008 could become a banner year. The company has the potential for multiple label expansions and a new product launch next year, not to mention that margins should improve over time.

Specifically, MGI predicts at least $750 million in peak annual sales for Aloxi if it gets the label expansions it seeks next year and at least another $400 million in peak sales of sedative Aquavan if it can gain regulatory approval in the third quarter of 2008.

Add in revenue from Dacogen and a product portfolio that won’t start taking major U.S. patent hits until 2013, and investors are likely to be sitting on years of top-line and bottom-line growth if MGI can come through on its sales forecasts.

39.           Securities industry analysts also predicted 2008 to be a watershed year based on improved margins, new products and regulatory approvals. Bank of America was extremely “bullish” in this regard in a research note published just a few hours before the third quarter figures were released. An AP Newswire story summarized the report as follows:

Ahead of MGI Pharma’s third-quarter results, expected after the market close, analyst Katherine Kim started coverage with a “Buy” rating and $45 target price—implying 36 percent upside over the next 12 months.

In a note to clients, Kim estimates the company will see improved third-quarter sales of anti-nausea treatment Aloxi and its Dacogen injection for myelodysplastic syndromes, a disruption in the production of blood cells by the bone marrow.

Although Aloxi’s U.S. sales slipped in the first half of the year to $95.6 million from $130.7 million a year ago, Kim thinks they likely rebounded in the third quarter. She estimates Aloxi sales rose to $69.3 million from $48.3 million in the second quarter, and predicts the drug will recapture market share temporarily lost to generic Zofran.

For Dacogen, the analyst expects third-quarter sales to have grown strongly to $35.2 million and sees similar growth for the rest of the year. Since Dacogen was approved to treat patients with MDS in May 2006, it has captured more than half of the market, she pointed out.

Looking ahead, Kim believes overall revenue will grow an estimated 30 percent to 40 percent between 2008 and 2010, as the company gets expanded approval for Aloxi and receives market clearance for drug candidate Aquavan, a long-acting sedative. The release of potential survival data on Dacogen also will drive sales growth.

“We believe 2008 will be a transforming year for MGI Pharma with two expected approvals—Aquavan and Aloxi in a second indication—and potential survival data for Dacogen, which could accelerate sales growth,” said Kim.

She called Aquavan “an underappreciated asset, set to take center stage in the second half of 2008.” The drug is expected to win FDA approval in the third quarter of 2008 and could reap up to $300 million in peak sales.

40.           On October 22, 2007, the Company reported results from a late-stage “pivotal phase 3 trial of Aquavan” that demonstrated the drug was effective in sedating patients undergoing a flexible bronchoscopy. According to a story that ran over the AP that day, the drug was well tolerated and demonstrated efficacy.

A total of 252 patients were given either a 6.5 milligram-per-kilogram dose of Aquavan, or a 2 milligram-per-kilogram dose of a control drug. MGI said 88.7 percent of patients who received an injection of Aquavan were successfully sedated, compared with 27.5 percent of patients receiving the comparable drug.

The trial’s main goal was sedation, with a secondary goal of completing the procedure. MGI said doctors were able to complete the bronchoscopy 91.3 percent of the time when the patients were given Aquavan, and 41.2 percent when the patients received the control drug.

Flexible bronchoscopy is a procedure in which a viewing tube is inserted into the nose or mouth in order to examine the airway for abnormalities or injuries.

The most common adverse side effect was transient hypoxemia, or a low level of oxygen in the blood. Hypoxemia was observed in 15 percent of the patients who were given Aquavan, and 13 percent of patients receiving the control drug.

Eight patients, or 5 percent of the Aquavan group, experienced low blood pressure.

MGI said 83.3 percent of Aquavan patients did not remember being awake during the bronchoscopy, compared with 55.4 percent of the other patients.

41.           On October 26, 2007, the Company filed with the SEC its quarterly report on Form 10Q. The report contained detailed information about the Company’s strong prospects. In particular, the Company discussed an agreement with AkaRx:

We entered into a Development and License Agreement with AkaRx, Inc. on August 28, 2007 that provides us with the rights to develop AKR-501, a novel, orally-available, small molecule thrombopoietin mimetic being developed for the treatment of thrombocytopenia. Under the Development and License Agreement, we received an exclusive, worldwide license under patent rights and know-how of AkaRx, Inc. to research and develop AKR-501 related products for thrombocytopenia or other disease conditions in accordance with the terms of the Development and License Agreement. Pursuant to the terms of the Development and License Agreement, we paid a license fee of $1 million to AkaRx, Inc. on October 9, 2007, which is the date the Development and License Agreement became effective.

42.           The Company touted its product line:

We promote products directly to physician specialists and hospitals in the United States using our own sales force. Our promoted products include Aloxi (palonosetron hydrochloride) Injection

(“Aloxi”), Dacogen (decitabine) for Injection (“Dacogen”), and Gliadel (polifeprosan 20 with carmustine implant) Wafer (“Gliadel”).

43.           Moreover, the Company detailed that its drug portfolio of strong candidates:

We believe we have a strong portfolio focused in oncology and acute care related product candidates. Our current product candidates include a mixture of late stage and earlier stage opportunities. Our late stage product candidates include two product candidates from our acute care franchise (Aloxi for post operative nausea and vomiting (“PONV”) and Aquavan, a minimal to moderate sedative agent for patients undergoing brief diagnostic or surgical procedures), oncology (Dacogen for acute myeloid leukemia (“AMY”)) and supportive care (Saforis Powder for Oral Suspension (“Saforis”)) products, as well as a biologics candidate, arnolimogene bepiplasmid.

44.           In addition to the forgoing, the Company stated that it filed with FDA several applications with FDA for new products. In particular, the Company detailed the application for its much heralded drug Aloxi:

In July 2007, the FDA accepted the filing of the Supplemental New Drug Application (“sNDA”) for Aloxi for prevention of PONV and established a Prescription Drug User Fee Act (“PDUFA”) date of March 4, 2008. This submission is based on the successful completion of two randomized, multi-center phase 3 clinical trials of Aloxi for prevention of PONV involving 1,219 patients. Both clinical trials successfully met the primary efficacy endpoint of complete response for the 0-24 hour time period following surgery. In addition, both trials achieved the secondary endpoints of complete response for the 0-48 and 0-72 hour time periods.

45.           Similarly, the company discussed its NDA for Aquavan:

On September 27, 2007, MGI submitted a New Drug Application (“NDA”) for Aquavan Injection to the FDA for review. Aquavan is an investigational drug that is being studied as a sedative-hypnotic agent in patients undergoing brief surgical or diagnostic procedures. Data from phase 2 and phase 3 trials in patients undergoing colonoscopy, a phase 3 trial in patients undergoing bronchoscopy, and an open label study in patients undergoing a variety of minor surgical procedures form the foundation of the Aquavan NDA. In total, data from 21 clinical studies, including

1,611 subjects are included in the application. A randomized, double-blind, multi-center phase 3 pivotal trial was conducted to evaluate whether an Aquavan dosing regimen of 6.5 mg/kg would be  safe and effective in providing moderate sedation in patients undergoing colonoscopy, compared to a control dose of 2.0 mg/kg. The results showed. that 87% of patients who received an initial bolus dose of Aquavan 6.5 mg/kg achieved sedation success, which was defined by three consecutive Modified Observer’s Assessment of Alertness/Sedation (MOAA/S) scores of less than or equal to 4, plus completion of the procedure without the need for alternative sedative medications and manual or mechanical airway assistance. A randomized, double-blind, multi-center, pivotal phase 3 trial of Aquavan Injection for sedation of patients undergoing bronchoscopy successfully met the primary endpoint of sedation success as well as all secondary endpoints.

46.           In addition, the Company’s results have improved substantially. For example, from 2004 to 2006, sales increased by 75%, and are projected to increase further by year end 2007.

47.           As of the end of the third quarter 2007, operating and net profit finally reported positive results after each reported result was negative from 2004 through 2006.

48.           Finally, certain of the Individual Defendants have an additional rationale for supporting the Proposed Acquisition. Following a change in control of the Company, if any officer is terminated by the Company without “cause” or leaves for “good reason,” then the officer will be entitled to receive a lump sum cash payment equal to 24 times such officer’s monthly base salary and payment of legal fees and expenses relating to the termination. Certain compensation and benefit plans contain provisions for enhanced benefits upon a change-in-control, such as immediate vesting of stock options and restricted stock unit awards.

49.           According to the Company’s latest proxy statement, filed with the SEC on March 29, 2007, had a change in control occurred on December 31, 2006 and had the employment of Defendant Moulder been terminated on that date, he would be entitled to more than $12 million in immediate compensation.

50.           Unlike the Company’s public shareholders, however, Defendant Moulder will monetize his investment in the Company and also enjoy future benefits due to his continued involvement in Eisai going forward.

51.           Plaintiff and the other members of the Class have no adequate remedy at law.

CLAIM FOR BREACH OF FIDUCIARY DUTIES

52.           Plaintiff repeats and realleges each allegation set forth herein.

53.           The defendants have violated the fiduciary duties of care, loyalty, candor, good faith and independence owed to the public shareholders of MGI and have acted to put their personal interests ahead of the interests of MGI’s shareholders.

54.           By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in MGI.

55.           The Individual Defendants have violated their fiduciary duties by entering into a transaction with MGI without regard to the fairness of the transaction to MGI’s shareholders. Defendant MGI directly breached and/or aided and abetted the other defendants’ breaches of fiduciary duties to plaintiff and the other holders of MGI stock.

(a)           As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of MGI because, among other reasons:

(b)           they failed to take steps to maximize the value of MGI to its public shareholders and they took steps to avoid competitive bidding, to cap the price of MGI’s stock and to give the Individual Defendants an unfair advantage, by, among other things, failing to solicit other potential acquirors or alternative transactions;

(c)           they failed to properly value MGI; and

(d)           they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Acquisition.

56.           Because the Individual Defendants dominate and control the business and corporate affairs of MGI, and are in possession of private corporate information concerning MGI’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of MGI which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

57.           By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

58.           As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably harmed in that they have not and will not receive their fair portion of the value of MGI’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

59.           Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of MGI’s valuable assets and businesses, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

60.           Defendants are engaging in self dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

61.           As a result of the defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of MGI’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the Proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and will not supply to MGI’s minority stockholders sufficient information to enable them to cast informed votes on the Proposed Acquisition and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

62.           Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief in plaintiffs favor and in favor of the Class and against defendants, as follows:

A.            Declaring that this action is properly maintainable as a class action;

B.            Declaring and decreeing that the Proposed Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C.            Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

D.            Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of MGI’s shareholders and to refrain from entering into any transaction until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

E.             Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

F.             Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.            Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury in this case as to such issues so triable.

Dated: December 14,2007	LOCKRIDGE GRINDAL NAUEN P.L.L.P.

	By:	/s/ KAREN H. RIEBEL
Karen H. Riebel (#219770)
Rachael J. Christiansen (#0344199)
100 Washington Avenue S., Suite 2200
Minneapolis, Minnesota 55401
Tel: (612) 339-6900
Fax: (612) 339-0981

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Gregory M. Nespole
270 Madison Avenue
New York, NY 10016
Telephone: 212/545-4600 Facsimile: 212/545-4653

ACKNOWLEDGMENT

The undersigned hereby acknowledges that pursuant to Minn. Stat. §549.211, sanctions may be imposed if the Court finds violation of this section.

Dated: December 14, 2007	/s/ KAREN H. RIEBEL
Karen H. Riebel (#219770)